Exhibit 3

Schedule of Stockholders

Stockholder	Shares
Michael H. Carrel	1,000
Joseph B. Costello	5,007,346
Dixon R. Doll	207,988
Paul D. Edelhertz	4,200
Sven A. Wehrwein	0